UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

DUSA PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock,

(Title of Class of Securities)

266898105

(CUSIP Number)

October 29, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 266898105
1		NAME OF REPORTING PERSON: Steven R. Becker I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER:1,665,833*
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 1,665,833
	8	SHARED DISPOSITIVE POWER: 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,665,833*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8%*
12		TYPE OF REPORTING PERSON HC/IN

*The percentage is based on 19,495,067 outstanding shares of common stock of the issuer, outstanding as of August  6, 2007, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007.

This Schedule 13G relates to the common stock (“Common Stock”) of DUSA  Pharmaceuticals, Inc., acquired by Steven R. Becker, for the accounts of (1) SRB Greenway Capital, L.P., a Texas limited partnership (“SRBGC”), (2) SRB Greenway Capital (Q.P.), L.P., a Texas limited partnership (“SRBQP”) and (3) SRB Greenway Offshore Operating Fund, L.P., a Cayman Islands limited partnership (“SRB Offshore”).  SRB Management, L.P. is the general partner of SRBGC, SRBQP and SRB Offshore. BC Advisors, LLC, a Texas limited liability company (“BCA”), is the general partner of SRB Management.  Steven R. Becker is the sole member of BCA.

Item 1(a).	Name of Issuer: DUSA PHARMACEUTICALS, INC.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

25 Upton Drive, Wilmington, MA

Item 2(a).	Name of Person Filing:

See Item 1 of cover page.

Item 2(b).	Address of Principal Business Office or if none, Residence:

300 Crescent Court, Suite 1111
Dallas, Texas 75201

Item 2(c).	Citizenship:

See Item 4 of cover page.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.01 per share

Item 2(e).	CUSIP Number:

266898105

Item 3.	Not Applicable

Item 4.	Ownership:

(a)	Amount Beneficially Owned:

As of October 29, 2007, Steven R. Becker was the beneficial owner of 1,665,833 shares of Common Stock for the accounts of SRBGC, SRBQP and SRB Offshore. As the general partner of SRB Management, BCA may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by SRB Management, and as the sole member of BCA, Steven R. Becker may also be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by SRB Management.

(b)	Percent of Class:

See Item 11 of the cover page.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

See Item 5 of the cover page.

(ii)	shared power to vote or to direct the vote:

See Item 6 of the cover page.

(iii)	sole power to dispose or to direct the disposition of:

See Item 7 of the cover page.

(iv)	shared power to dispose or to direct the disposition of:

See Item 8 of the cover page.

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of Subsidiary Which Acquired the Securities:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.                    Notice of Dissolution of Group:  Not applicable.

Item 10.                  Certification:

                                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Steven R. Becker

Steven R. Becker

November 8, 2007